FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of June 29, 2007

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|    Form 40-F  |  |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  |  |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  |  |

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |  |    No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Extraordinary General Meeting of Shareholders of Pixelplus Co., Ltd.

We would like to inform our shareholders that the Extraordinary General Meeting of Shareholders (the “Meeting”) of Pixelplus Co., Ltd. (the “Company”) was convened at 10 a.m. on June 29, 2007 (Seoul time) pursuant to Article 18 of the Articles of Incorporation of the Company and Article 354 of the Korean Commercial Code. Mr. Seo-Kyu Lee, President, Chief Executive Officer, and Representative Director of the Company and chairman for the Meeting, declared that the Meeting was duly constituted, and proposed the shareholders’ resolutions with respect to (i) the relocation of the head office of the Company, (ii) the amendment of the Articles of Incorporation of the Company, (iii) the appointment of a director of the Company, and (iv) the grant of stock options to a certain officer and director of the Company in the total number of 110,000 shares at an exercise price of 2,000 Korean won in accordance with Korean law. The shareholders approved these resolutions. Besides those resolutions, no other matters or agenda items were proposed requiring resolution.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

June 29, 2007